Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis (this “Report”) should be read in conjunction with our condensed consolidated financial statements and related notes that was filed as Exhibit 99.1 to our Form 6-K to the Securities and Exchange Commission, or SEC, on December 4, 2024 and our Annual Report on Form 20-F/A for the year ended December 31, 2023 filed with the SEC on October 22, 2024 (the “Annual Report”).

Except where the context otherwise requires or where otherwise indicated in this Report, the terms “HUB Cyber Security Ltd.,”, “HUB,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to HUB Cyber Security Ltd. and its subsidiaries.

All references in this Report to “Business Combination” refer to the transactions effected under the merger agreement, dated as of March 23, 2022 (the “Merger Agreement”), by and among Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”), HUB and Rover Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HUB (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into RNER, with RNER surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement on February 28, 2023, RNER became a wholly owned subsidiary of HUB.

All references in this Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

All information in this Report relating to shares or price per share reflects the 1-for-10 reverse share split effected by us on December 14, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are principally contained in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Forward-looking statements involve a number of risks, including potential impairments, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our previously disclosed internal investigation was initiated to review allegations of misappropriation of Company funds and other potential fraudulent actions regarding the use of Company funds by a former senior officer of the Company. As a result of or in connection with the matters that were the subject of the investigation, we may become subject to certain regulatory scrutiny, which could have a material adverse effect on our business, financial condition and results of operation.

●	We are a company with a history of net losses and anticipate that we may incur net losses for the foreseeable future. Moreover, our independent registered public accounting firm’s report, contained herein, includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to continue to operate in the future.

●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

●	The circumstances that led to the failure to file our Annual Report on time, and our efforts to assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

●	We are not currently in compliance with the continued listing standards of Nasdaq and we have received a notice of delisting from Nasdaq, pending a hearing. There can be no assurance that our appeal will be successful or that we will be able to regain or maintain compliance with Nasdaq listing standards.

●	We have financed our operations and certain capital needs through various debt, convertible debt and equity issuances. Our existing and future debt obligations could impair our liquidity and financial condition. We are currently in default under certain of our debt obligations. If we are unable to negotiate a solution for the payment of our outstanding debt or otherwise meet our debt obligations, the lenders could foreclose on our assets which could cause us to curtail or cease operations or have an adverse impact on our business, results of operations and financial condition and the price of our ordinary shares.

●	We need to raise additional funds in the near future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

●	An inability to attract new customers, retain existing customers and sell additional services to customers could adversely impact our revenue and results of operations.

●	The termination of, or material changes to, our relationships with key vendors and customers could materially adversely affect our business, financial condition and operating results, which could be exacerbated due to our reliance on a small number of vendors for a significant portion of our distribution and offerings in our Professional Services division.

●	Actions that we have taken to reduce costs and rebalance investments may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.

●	Our limited operating history in the fields of secured data fabric and confidential computing makes it difficult to evaluate our business and future prospects and increases the risk of your investment.

●	The network security market is rapidly evolving within the increasingly challenging cyber threat landscape. If our solutions fail to adapt to market changes and demands, sales may not continue to grow or may decline.

●	Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our customers experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

●	Our ability to introduce new products, features, integrations and enhancements is dependent on adequate research and development resources.

●	We currently have and target many customers that are large corporations and government entities, which are subject to a number of challenges and risks, such as increased competitive pressures, administrative delays and additional approval requirements.

●	We may not be able to convert our customer orders in backlog or pipeline into revenue.

●	A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs.

●	Our management team has limited experience managing a U.S. listed public company.

●	Our business relies on the performance of, and we face stark competition for, highly skilled personnel, including our management, other key employees and qualified employees, and the loss of one or more of such personnel or of a significant number of our team members or the inability to attract and retain executives and qualified employees we need to support our operations and growth, could harm our business.

●	Changes in tax laws or exposure to additional income tax liabilities could affect our future net profitability.

●	As a cybersecurity provider, if any of our systems, our customers’ cloud or on-premises environments, or our internal systems are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our business may be harmed, and we may lose business and incur losses or liabilities.

●	Undetected defects and errors may increase our costs and impair the market acceptance of our products and solutions.

●	We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our products or technology. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

●	The dynamic regulatory environment around privacy and data protection may limit our offering or require modification of our products and services, which could limit our ability to attract new customers and support our existing customers and increase our operational expenses. We could also be subject to investigations, litigation, or enforcement actions alleging that we fail to comply with the regulatory requirements, which could harm our operating results and adversely affect our business.

●	Our actual or perceived failure to adequately protect personal data could subject us to sanctions and damages and could harm our reputation and business.

●	We may be required to indemnify our directors and officers in certain circumstances.

●	A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

●	We are subject to a number of securities class actions and other litigations and could be subject to additional litigation in the United States, Israel or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities.

●	Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert management’s attention and resources.

●	If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

●	Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control, and negatively impact our share price.

●	Our ordinary shares and warrants may not continue to be listed on a national securities exchange, which could limit investors’ ability to make transactions in such securities and subject us to additional trading restrictions.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

●	As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

●	The listing of our securities on Nasdaq did not benefit from the process undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities.

●	Conditions in Israel, including the current war between Israel and Hamas, could materially and adversely affect our business.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in our Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

●	We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute the ownership interests represented by our ordinary shares and may depress the market price of our ordinary shares.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D “Key Information—Risk Factors” and elsewhere in the Annual Report.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained herein and in the Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in Item 3.D “Key Information—Risk Factors” and elsewhere in the Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Report and the Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The forward-looking statements made in this Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Report to reflect events or circumstances after the date of this Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Overview

HUB focuses on two symbiotic lines of business: – the Products Division - Confidential Computing and Secured Data Fabric; and the Professional Services Division (Consulting) – cyber security and other technology services. The symbiotic connection between the two offerings is deeply rooted in the Company’s strategy.

Traditional Approaches to Cybersecurity

Traditional cybersecurity technologies operate as a collection of unique purpose-built systems and components that mitigate different threats and risks within a network. All of these systems operate by expanding costly IT and cyber teams within organizations. Most organizations today have sophisticated methods for protecting data at rest (encrypted in storage), and data in transit (encrypted in transit). However, traditional approaches to cybersecurity do not address vulnerabilities to data in use (when applications and data are processed). As a result, most companies are exposed to hacks by commercially available tools and techniques, even after investing heavily in perimeter defenses.

This common vulnerability of systems to exploit by hackers has been exacerbated by the recent shift to remote work and the increase in cell phone access to networks. This shift allows even simple devices such as phones, tablets and laptops to access networks and receive sensitive data. The connection of these simple devices to a network has created a network perimeter that is almost indefensible by traditional cybersecurity systems.

Confidential Computing

Confidential computing is a strong solution for cyber protection as it assumes that hackers have already infiltrated a computer and that an administrator’s credentials have been compromised. HUB’s zero trust Confidential Computing systems protect data and applications by running them within secure enclaves that are governed by policies and managed with strict, rules-based filters to prevent unauthorized access to the processor as well as by and between microservices. This approach ensures data security, unrelated to the vulnerability of the computing infrastructure.

Confidential computing places the network system into a “bunker” or trusted execution environment maintains strict control over how the system is accessed, and does not require any changes in the network operations which traditional cybersecurity solutions would otherwise require. According to the Everest Group, the Confidential computing market is expected to grow by up to 90-95% each year through 2026 and will help to mitigate the threat of data breaches.

The potential benefits of confidential computing are immense, including data protection, ensuring security on data in use in the cloud, protecting intellectual property, allowing safe collaboration with external organizations on cloud, eliminating concerns over selecting cloud providers and protecting data processes for edge computing environments, such as IoT. HUB’s zero trust confidential computing has a key strength in that it can minimize the vulnerability of data for all of these use cases by protecting data in use, that is, during processing or runtime.

Data Fabric

Data Fabric is an architectural solution to process data for large applications such as Compliance, Risk, Know Your Customer, and ESG, With a regular traditional solution, all the organization’s data is moved continuously from tens of locations and data sources such as on-prem data, cloud, and also subscription data sources to a single location. The continuous transfer is costly, slow, and risky. These “ETL” solutions to move the data are expensive.

Once the data is collected to a large data lake, which also entails a significant expenditure, the organization can start developing the algorithms needed depending on the required application. This way of resolving development and handling of data is required by regulators and is expensive and risky. It involved moving continuously large amounts of data.

Our Data Fabric solution leaves most of the data as is in its prime original location. The system simply indexes the data using AI to understand what is there and what applications may need this data. It only fetches the required data (a very small percentage of the total data, which is mostly not needed) when it’s needed. It then uses the data to perform the required operation and release it back to its original location. This approach eliminates a major cost by not having to perform continuous ETL procedures and not needing a new data lake to collect all the organization’s data.

Basis of presentation

On June 21, 2021, a share swap agreement was consummated, whereby the Company acquired Hub Cyber Security TLV Ltd. (“HUB TLV”) in exchange for 51% of the issued and outstanding share capital of the Company. Pursuant to the share swap agreement, HUB TLV became a wholly owned subsidiary of the Company. From an accounting and economic perspective, because the share swap consisted of a reverse acquisition whereby HUB TLV’s shareholders acquired the controlling interests in the Company, HUB TLV is treated as the acquirer for accounting purposes and the Company as the acquiree. The financial statements included herein therefore reflect the financial results of HUB TLV prior to the consummation of the share swap. All references to “HUB” prior to June 21, 2021 refer to HUB TLV and subsequent to June 21, 2021 refer to HUB Cyber Security Ltd.

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board (“IASB”).

Business Combination

On March 23, 2022, HUB entered into the Business Combination Agreement with RNER and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into RNER, with RNER surviving the merger. Upon the consummation of the Business Combination on February 28, 2023, RNER became a wholly owned subsidiary of HUB.

Our Segments

We organize our business into two reporting segments:

(i) Product and Technology Segment - we develop and market integrated cybersecurity hardware/software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment we offer data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services.

(ii) Professional Services Segment – we offer data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and fully managed corporate cybersecurity services.

These segments share unified product development, operations, and administrative resources. The chief operating decision maker (the “CODM”), which is our chief executive officer, evaluates segment operating performance and makes resource allocation decisions based on revenue, cost of revenue and operating profit (loss) from reportable segments.

Key Factors Affecting Our Results of Operations

Retention and Expansion of Customer Base

HUB’s results of operations are driven by its ability to retain customers, increase revenue generated from existing customers and expand its customer base. The retention of customers is a measure of the long-term value of customer agreements and HUB’s ability to establish and maintain deep, long-term relationships with customers. A number of factors drive HUB’s ability to attract and retain customers, particularly large enterprise customers (which HUB defines as customers that represent 10% or more of total revenue), including customers’ satisfaction with HUB’s solutions provided by its technical staff, services and pricing, customers’ technology budgets, and the effectiveness of HUB’s efforts to help its customers realize the benefits of its solutions.

For the six months ended June 30, 2024, HUB’s annual revenue decreased by $9,300,000 from $25,008,000 (neutralizing of $5,704,000 from discontinued operation revenues) for the six months ended June 30, 2023 to $15,708,000 for the six months ended June 30, 2024.

HUB achieved a gross retention rate of 66% as of June 30, 2024, for customers who generated over $15,708,000 revenues over the trailing 6 months.

HUB’s increasingly large customer base also represents a potential significant opportunity for further growth and adoption of a larger range of HUB’s solutions and services. HUB also plans to continue investing in growing its large enterprise customers and providing new solutions to increase its market share.

Following the acquisition of Comsec, HUB has established a solid customer base comprised of hundreds of leading enterprises and organizations in Israel, the UK and the Netherlands, including several government departments, banks and military branches. HUB is also adopting a two-prong strategy to further build and enhance market acceptance for HUB’s solution. As a first step, HUB’s solutions are marketed to government entities, militaries, research institutions and large enterprises, with the goal of expanding HUB’s penetration into these industries. The second prong of the strategy involves marketing effort that targets OEMs and manufacturers of network components to encourage them to integrate the HUB PCIe card into their hardware, either as an optional add-on or as a standard equipment.

Technologically Advanced Solutions

We developed a unique hardware and software combined solution that provides end-to-end data protection across all phases of data storage and processing. HUB’s solution seeks to enable secure computation and protects data across the entire compute and network stack, with an integrated hardware and software platform that is compatible across computing architectures with any CPU, GPU or field programmable gate arrays. HUB’s confidential computing solution currently exists in three configurations, two of which (HUB Vault and HUB PCIe Card) are available for commercial sale. In addition to technology, HUB also provides advanced professional services that enable clients to assess their vulnerability to a cybersecurity attack as well as to quickly respond should one occur.

Market Trends

HUB believes there will be a transformation in the network cybersecurity industry over the next decade, as traditional network security solutions, such as firewall protections, are becoming less secure as new technologies develop and as remote working and cell phone access increase. HUB anticipates that there will be robust demand for its products as consumers, businesses and governments across all geographies and industries will need to replace the existing traditional network security solutions used in almost all electronic interfaces in order to maintain cybersecurity and that, as a result, there is significant market opportunity for HUB’s more secure confidential computing systems. The Everest Group estimates that the sale of confidential computing solutions will grow at a compound annual growth rate ( CAGR ) by up to as much as 90-95% each year through 2026, reaching approximately $52 billion in 2026. HUB HUB Additionally, Allied Market Research found that the global confidential computing market was valued at $4.1 billion in 2022, and is projected to reach $184.5 billion by 2032, growing at a CAGR of 46.8% from 2023 to 2032.

Impact of Acquisitions

HUB has historically grown through selected acquisitions and, in addition to efforts to grow its confidential computing business organically and through parallel technology like data fabric, expects to continue to pursue potential new acquisitions on a targeted basis in order to expand its technical competencies and to expand its presence in strategic geographies. HUB’s results of operations have been, and are expected to continue to be, affected by such acquisitions.

On September 27, 2021, HUB signed an agreement for the purchase of the entire issued and outstanding share capital of Comsec Ltd. Comsec is a private company that provides cybersecurity consulting, design, testing and control services and sells data security and cybersecurity software and hardware solutions (the “Comsec Acquisition”). The purchase price of this acquisition was NIS 70 million and the transaction was completed on November 17, 2021.

In addition, on February 28, 2021, HUB TLV and ALD signed a merger agreement, pursuant to which HUB TLV became a wholly owned subsidiary of HUB and the shareholders of HUBTLV owned 51% of HUB’s issued and outstanding share capital (the “ALD Merger”). The ALD Merger was completed on June 21, 2021.

In May 2022, the Company entered into an Asset Purchase Agreement with Legacy Technologies Gmbh, or Legacy, a European cyber firm that has an extensive EMEA distribution network of cyber solutions for major government and enterprise data centers. The acquired assets were mainly comprised of customer relationships of Legacy. The asset acquisition was completed on July 5, 2022. As of December 31, 2022, we identified indicators of impairment since no binding purchase orders had been signed nor significant progress had been made on the purchased customer relationships as was expected upon the purchase date. As a result, we determined that the assets acquired should be fully impaired. As such, for the year ended December 31, 2022, the Company recorded an impairment loss of $8,738,000 for the assets acquired from Legacy.

During the period from the respective date of acquisition to June 30, 2023 and 2024, ALD and Comsec contributed together $25,008,000 (neutralizing of $5,704,000 from discontinued operation revenues) and $15,708,000 in revenue, (respectively), and $64,956,000 (neutralizing of $470,000 from discontinued operation net profit) and $25,306,000 in net loss (respectively) to the Company’s results of operations.

The Comsec Acquisition and ALD Merger have been significant drivers of HUB’s growth in revenue and expenses during the six months ended June 30, 2023. The impact of future acquisitions on HUB’s financial condition and results of operations will depend on HUB’s success in identifying and acquiring target businesses and assets that fulfil these criteria, integrating them into HUB’s business, and realizing the targeted synergies and other expected benefits of the transactions.

On April 3, 2024, we acquired for NIS 25,000,000 in cash the shares of Qpoint that it did not yet own at that time, constituting 53.5% of Qpoint’s outstanding shares. Payments were agreed to be carried out in three installments as follows: (i) NIS 4,000,000 on the signing date; (ii) NIS 16,000,000 on the closing date (which was April 8, 2024); and (iii) NIS 5,000,000 no later than February 10, 2025 (of which NIS 2,500,000 was paid in four installments between May and June 2024 and the remaining NIS 2,500,000 was paid in nine installments between July and October 2024).

This acquisition is strategically aligned with the Company’s mission to establish a leading global secure data fabric ecosystem. QPoint has a diverse customer base of over 100 renowned brand clients, including partnerships with Rafael Advanced Defense Systems, the developer of the “Iron Dome”, the Israel Airport Authority and the Ministry of Defense of Israel.

In November 2023, HUB began to collaborate with BlackSwan Technology (“BST”) with the goal to become a significant player in the secured data fabric industry. These technologies and solutions are mostly needed by government entities, banks and financial institutions, and large regulated enterprises. As part of this collaboration, BST conducts activities directed by HUB to integrate BST technology with HUB technology, and HUB provides advisory services to BST in connection with BST’s performance under specified commercial agreements. The parties are negotiating a collaboration agreement pursuant to which HUB expects to receive a license to any BST intellectual property created or developed as part of this collaboration. HUB ultimately hopes to leverage the success of the collaboration with BST into an acquisition of BST. There is no certainty that the parties will enter into a collaboration agreement or any other transaction between them.

With respect to the Comsec acquisition, Comsec is composed of two business activities – distribution and services – both which are in the field of cybersecurity. During 2023, financial difficulties arose in Comsec’s distribution activity, which included, among other things, difficulty in paying off obligations to suppliers in the amount of approximately NIS 20 million (USD 5.5 million), and as a result the termination of exclusive distribution licenses, cessation of sales started in July 2023, which resulted in layoffs and departures of employees, so that as of June 30, 2024 there are no employees under this activity.

All of the noted circumstances, among others, led HUB to conduct an assessment for “discontinued operation” per IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, where the conclusion was that Comsec Distribution LTD (part of Comsec) needed to be defined as “discontinued operation”. Therefore, the presentation for the period ended June 30, 2024 as well as the comparable numbers from prior periods, were adjusted to properly reflect that.

Since the distribution activity has been classified and presented as “discontinued operation” per IFRS5, the performance presentation is separate from the ongoing business, which does not have a direct impact on the operating results and cash flow.

With respect to the acquisition of Legacy, HUB recorded an impairment in 2022, which was driven by the fact that revenue was not recognized or that HUB had not acquired new customers from Legacy’s assets. As a result, all of those circumstances led to conclusion where such asset was no longer viable and would not generate economical benefits in future.

Continued Innovation

HUB’s success and continued growth are dependent on sustaining innovation in order to deliver a superior product and customer experience, allowing it to maintain a competitive advantage. Since inception, HUB has experienced continued growth as a result of ongoing technological innovations. HUB intends to continue to invest in research and development to maintain solution differentiation and grow the community of large enterprise customers. In the short-term, HUB anticipates making continual investments in upgrading technology to continue providing customers a reliable and effective solution.

As a result, HUB expects research and development expenses to increase on an absolute basis in future periods. HUB foresees that such investment in research and development will contribute to long-term growth but will also negatively impact short-term profitability. For the six months ended June 30, 2024, HUB’s research and development expenses as a percentage of revenue were approximately 4%.

Continued Investment in Growth

HUB believes the market opportunity is substantial, and, although HUB currently has limited cash resources, it expects to continue to make significant investments across all aspects of the business in the future in order to continue to attract new customers, expand relationships with existing customers, and develop technology to address customers’ evolving needs, thereby prioritizing long-term growth over short-term profitability.

HUB intends to invest in growth in Europe and North America. HUB’s management believes that when combined with risk management, its confidential computing solution has significant opportunities for further growth in Europe, as it provides a cost-effective security solution for enterprises and small and medium-sized businesses.

As a result, HUB expects sales and marketing expenses to increase on an absolute basis in future periods. HUB expects that such investment in sales and marketing will contribute to long-term growth but may negatively impact short-term profitability, as they drive an increase in operating expenses in advance of revenues attributable to such investments, as well as a decrease in free cash flow.

For the six months ended June 30, 2024, sales and marketing expenses as a percentage of revenue were approximately 17%.

HUB’s Impacts of being a U.S. listed public company

We expect our general and administrative expenses will increase as we incur additional costs to support our operations as a U.S. listed public company. These additional costs include upgraded director and officer insurance coverage to be commensurate with other publicly listed companies, costs related to audit, legal, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, and investor and public relations expenses.

Components of our Results of Operations

Revenue

Revenue is primarily generated from rendering professional services, including consulting, planning, training, integrating and servicing our cybersecurity, risk management, system quality, reliability and security projects. This revenue is recognized in the period in which the services are provided.

Cost of Revenue

Cost of revenue primarily consists of salaries and related expenses associated with teams integral in providing HUB’s service, subcontractors and consultant expenses, share-based compensation, as well as depreciation and material costs and amortization of intangible assets.

Research and Development Expenses

Research and development expenses include costs incurred in developing, maintaining, and enhancing our products and technology. Additional expenses include costs related to development, consulting, including share-based compensation, travel and other related costs. Part of these expenses are partially offset by government grants received from the Israel Innovation Authority. HUB believes that continuing to invest in research and development efforts is essential to maintaining its competitive position. HUB expects research and development expenses, net from government grants, to increase in the future as it continues to broaden its product portfolio.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and other related costs including share-based compensation, sales and sales support functions, as well as advertising and promotional personnel. Sales and marketing expenses also include depreciation and amortization and impairment of intangible assets.

General and Administrative Expenses

General and administrative expenses include costs incurred to support and operate our business. These costs primarily include personnel-related salary costs including share-based compensation, professional services related to finance, legal, IT consulting, outsourcing, expenses related to the SPAC Merger and other general overheads.

Additionally, we expect to continue to incur increased expenses associated with being a public company, including costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, and investor and public relations costs.

Finance Income and Finance Expenses

Finance income and finance expenses primarily consists of revaluation of financial instruments which are measured on fair market value as well as income and expenses associated with fluctuations in foreign exchange rates, interest payable or received and bank fees.

Taxes on Income

Taxes on income consists primarily of income taxes related to the jurisdictions in which HUB conducts business. HUB’s effective tax rate is affected by non-deductible expenses, utilization of tax losses from prior years for which deferred taxes was not recognized, effect on deferred taxes at a rate different from the primary tax rate and differences in previous tax assessments.

Results of Operations

The following table sets forth HUB’s operating results for the six months ended June 30, 2024. We have derived this data from our unaudited condensed consolidated financial statements incorporated by reference elsewhere in this Report. This information should be read in conjunction with our unaudited condensed consolidated financial statements and related notes incorporated by reference elsewhere in this Report. The results of historical periods are not necessarily indicative of the results of operations for any future period. The numbers take into consideration the discontinuation of Distribution, a Comsec subsidiary.

	Six months ended June 30,			%
	2024	2023	Change	Change
	(USD in thousands)	(USD in thousands)	(USD)
Revenue	$15,708	$25,008	(9,300)	(37)%
Cost of Revenue	14,212	26,981	(12,769)	(47)%
Gross Profit	1,496	(1,973)	3,469	(176)%
Research and development expenses, net	625	2,759	(2,134)	(77)%
Selling and marketing expenses	2,648	4,616	(1,968)	(43)%
General and administrative expenses	13,317	35,937	(22,620)	(63)%
Other (income) expenses, net	(63)	14,274	(14,337)	(100)%
Operating loss	(15,031)	(59,559)	44,528	(75)%
Finance income	(3,358)	(1,866)	(1,492)	80%
Financial expenses	13,403	7,178	6,225	86%
Loss before taxes on income	(25,076)	(64,871)	39,705	(61)%
Taxes on income	230	85	145	171%
Net loss from continuing operation	(25,306)	(64,956)	39,650	(61)%
Net income (loss) from discontinued operation	(1,057)	470	(1,527)	(325)%
Total net loss	$(26,363)	$(64,486)	38,123	(59)%

Comparison of the Six Months Ended June 30, 2024 and 2023

Revenue

Revenue was $15,708,000 and $25,008,000 (neutralizing from discontinued operation of $5,704,000) for the six months ended June 30, 2024 and 2023, respectively, resulting in a decrease of $9,300,000, or 37.2%, for the six months ended June 30, 2024 compared to 2023.

This decrease was mainly attributed to a decrease of $9,180,000 in the Professional Services Segment, which resulted from the termination of a few multi-year contracts with customers, which is expected to be a one-time decrease with respect to these former customers.

The table below sets forth a breakdown of HUB’s revenue by customer location for the six months ended June 30, 2024 and 2023.

	Six months ended June 30,
	2024	2023	Change	Change %
	(USD in thousands)	(USD in thousands)	(USD)
Israel	$14,373	$22,923	(8,550)	(37)%
America	531	265	266	100%
Europe	711	1,599	(888)	(56)%
Asia Pacific	93	221	(128)	(58)%
Total	$15,708	$25,008	(9,300)	(37)%

Cost of Revenue

Cost of revenue was $14,212,000 and $26,981,000 (neutralizing discontinued operation) for the six months ended June 30, 2024 and 2023, resulting in a decrease of $ (12,769,000) for the six months ended June 30, 2023.

The decrease consisted of a decrease of $12,992,000 in the cost of Professional Services Segment, which was slightly offset by an increase of $223,000 in the cost of Products and Technology Segment. The reduction in the cost of Professional Services Segment is mainly attributed from one time impairment recognition for intangible asset of vendor relations at Comsec Consulting in an amount of $3,800,000, a decrease in headcount, which resulted in a decrease of payroll and payroll related expense in an amount of $3,500,000, aligned with the decrease in the business activities and a decrease in subcontractors’ fees related to the termination of subcontract in an amount of $2,500,000.

Gross Profit

Gross profit was $1,496,000 and $(1,973,000) for the six months ended June 30, 2024 and 2023, respectively, resulting in a increase of $3,469,000, or 176%, for the six months ended June 30, 2024 compared to 2023. The increase was driven mainly from a one-time impairment recognition for intangible assets of vendor relations at Comsec BV of $3,800,000.

Research and Development Expenses

Research and development expenses, mainly attributed to the Products and Technology Segment, were $625,000 and $2,759,000 for the six months ended June 30, 2024 and 2023, respectively, resulting in a decrease of $2,134,000 for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The decrease is solely attributed to a decrease of $1,600,000 in reduction of headcount that resulted a reduction in salaries and related expenses.

Selling and Marketing Expenses

Selling and marketing expenses were $2,648,000 and $4,616,000 for the six months ended June 30, 2024 and 2023, respectively, resulting in a decrease of $1,968,000, or (43)%, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The decrease is attributed to a decrease of $1,100,000 in salaries and related expenses driven by a decrease in headcount in HUB’s marketing department and a decrease in an amount of $400,000 related mainly to impairment of intangible assets resulted from Legacy during six months ended June 30, 2023.

General and Administrative Expenses

General and administrative expenses were $13,317,000 and $35,937,000 for the six months ended June 30, 2024 and 2023, respectively, resulting in a decrease of $22,620,000 , or (63)%. The decrease is due to the following: Payroll G&A decrease by $2,700,000 mainly due to headcount decrease, a decrease in consulting expenses by $7,600,000, a decrease in debt expenses driven by the business combination agreement recorded compared to the same period in 2023 in an amount of $7,600,000 recorded compared to the same period in 2023 in an amount of $7,700,000, and a decrease in ALABS retainer in an amount of $2,100,000 as a result of contract termination at end of 2023.

Other Expenses (Income)

Other expenses were $(63,000) and $14,274,000 for the six months ended June 30, 2024 and 2023, respectively, resulting in a decrease of $14,377,000, or (100.1)%, which was mainly attributed to listing expenses recorded in an amount of $12,300,000 and merger expenses related to Dominion agreement in an amount of $1,570,000 for the six months ended June 30, 2023.

Finance (Income) and Finance Expenses

Financial expenses were $13,403,000 and $7,178,000 for the six months ended June 30, 2024 and 2023, respectively, and finance income was $(3,358,000) and $(1,866,000) for the six months ended June 30, 2024 and 2023, respectively, resulting in a net increase of $4,733,000 of finance expenses. The increase is primarily attributed to convertible components measurement, warrants measurement and interest expenses.

Taxes on Income

Taxes on income (tax benefit) were $230,000 and $85,000 for the six months ended June 30, 2024 and 2023, respectively. This tax on income was primarily derived from an increase of current tax expenses.

Key Performance Indicators and Non-IFRS Financial Metrics

HUB monitors the key business metrics set forth below to help it evaluate its business and growth trends, establish budgets, measure the effectiveness of its sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Key Performance Indicators

The following table summarizes the key performance indicators that HUB uses to evaluate its business for the periods presented.

	Six months ended June 30,			%
	2024	2023	Change	Change
	(USD in thousands)		(USD)
Segment results (operating loss)
Products and Technology Segment(1)	$(5,126)	$(13,917)	8,791	(63)%
Professional Services Segment(2)	(9,905)	(31,762)	21,857	(69)%
Unallocated*	-	(13,880)	N/A	N/A
Total	$(15,031)	$(59,559)	44,528	(75)%

(1)	The Products and Technology Segment develops and markets integrated cybersecurity hardware/Software solutions that allow organizations to protect their RAM or confidential computing data to create a reliable work environment.

(2)	The Professional Services Segment offers data and cybersecurity and system security and reliability solutions and related services such as consulting, planning, training, integrating and ongoing servicing of cybersecurity, risk management, system quality, reliability and security projects and full managed corporate cybersecurity services. In addition, this segment also includes distribution and marketing of security products procured from the manufacturers of information security products to sub-distributors (integrators) who market them to end users.

*	In 2023, the expenses related to the SPAC merger and ELOC.

Non-IFRS Financial Metrics

In addition to HUB’s results determined in accordance with IFRS, HUB’s management believes that the following non-IFRS financial measures are useful in evaluating HUB’s operating performance.

Adjusted EBITDA

HUB defines Adjusted EBITDA as net loss as adjusted for income taxes, finance income, finance expenses, depreciation and amortization, impairments, share-based compensation expense, SPAC transaction cost and other one-time costs. Adjusted EBITDA is included in this Report because it is a key metric used by management and HUB’s board of directors to assess its financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in HUB’s industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is not an IFRS measure of HUB’s financial performance or liquidity and should not be considered as alternatives to net income or loss as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with IFRS. Adjusted EBITDA should not be construed as an inference that HUB’s future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect HUB’s tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized.

Management compensates for these limitations by relying on HUB’s IFRS results in addition to using Adjusted EBITDA as a supplemental measure. HUB’s measure of Adjusted EBITDA is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

	Six months ended June 30,
	2024	2023	Change	% Change
	(In thousands)		(USD)
Net loss from continuing operation	$(25,306)	$(64,956)	39,650	(61)%
Adjusted EBITDA	$(10,383)	$(6,230)	(4,153)	67%

Adjusted EBITDA increased in the six months ended June 30, 2024, primarily as a result of the significant reduction in the Company’s operations cost across all of our business (see below analysis).

	Six months ended June 30,
	2024	2023	Change	% Change
	(In thousands)		(USD)
Net loss	$(25,306)	$(64,956)	39,650	(61)%
Finance income(1)	(3,358)	(1,866)	(1,492)	80%
Finance expenses(1)	13,403	7,403	6,000	81%
Depreciation and amortization	624	6,117	(5,493)	(90)%
Share-based compensation expense(2)	1,955	4,472	(2,517)	(56)%
Transaction costs	-	5,130	(5130)	(100)%
One time cost (3)	2,299	33,768	(31,469)	(93)%
Impairment of Goodwill and intangibles	-	3,702	(3,702)	(100)%
Adjusted EBITDA	$(10,383)	$(6,230)	(4,153)	67%

1.	Represents financing expenses in connection with convertible components measurement, warrants measurement and interest expenses.

2.	Represents non-cash share-based compensation expenses.

3.	Represents expenses recorded for services for prior periods related to agreements that the Company has terminated.

Liquidity and Capital Resources

Since inception, HUB has incurred losses and generated negative cash flows from operations and has funded its operations, research and development, capital expenditure and working capital requirements through revenue received from customers, bank loans and other debt facilities and government grants, as well as equity contributions from shareholders.

HUB expects its capital expenditures and working capital requirements to increase substantially in the near future, as it seeks to produce the confidential computing products, develop and continue its research and development efforts. As of June 30, 2024, HUB’s cash and cash equivalents were about $1,169,000. The Company intends to finance operating costs over the next twelve months through a combination of future issuances of equity and/or debt securities, reducing operating spend, and potentially divesting assets.

Our future capital requirements will depend on many factors, including, but not limited to our growth, market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. We are required to seek additional equity or debt financing. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we issue additional equity securities to raise additional funds, further dilution to existing shareholders may occur. However, we cannot predict with certainty the outcome of our actions to generate liquidity, including the availability of additional financing. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.

As a result of liquidity and cash flow concerns that have arisen resulting from our business operations, together with the Internal Investigation and the delay in the filing of this Report, we face significant uncertainty regarding the adequacy of its liquidity and capital resources and its ability to repay its obligations as they become due.

The significant uncertainty regarding our liquidity and capital resources, its ability to repay its obligations as they become due, provides substantial doubt about our ability to continue as a going concern for the next twelve months from the date of issuance of this Report. The Company’s management is closely monitoring the situation and has been attempting to alleviate the liquidity and capital resources concerns through workforce reductions, interim financing facilities and other capital raising efforts.

Following the filing of the Annual Report and this Report, we expect to be able to obtain additional sources of debt and equity financing, together with additional revenues from new business opportunities and has engaged with potential investors with regards to such financing alternatives. However, such opportunities remain uncertain and are predicated upon events and circumstances which are outside our control. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences to our financial condition and results of operations.

Please see the Financings section below for more details on our recent efforts to fund operating activities.

Material Cash Requirements

The table below summarizes certain material cash requirements as of June 30, 2024 that will affect the HUB’s future liquidity. HUB plans to utilize its liquidity and various debt, convertible debt and equity issuances to fund its material cash requirements.

	2024	2025	2026	2027	2028	Thereafter	Total
	Total (USD in thousands)
Loans from bank	7,719	-	-	-	-	-	7,719
Loans from others	4,505	-	-	-	-	-	4,505
Lease liabilities	279	536	695	475		-	1,985
Liabilities for government grants	281	29	26	24	22	76	458
Total	12,784	565	721	499	22	76	14,667

Cash Flows Summary

The following table shows a summary of HUB’s cash flows for the six months ended June 30, 2024 and 2023.

	Six months ended June 30,			%
	2024	2023	Change	Change
	(In thousands)		(USD)
Net cash provided by / (used in):
Net cash used in operating activities	$(10,785)	$(12,583)	1,798	(14.29)%
Net cash used in investing activities	(432)	(263)	(168)	63.96%
Net cash provided by financing activities	8,961	10,521	(1,559)	(14.83)%
Exchange rate differences on cash and cash equivalents	(97)	1,058	(1,155)	109.12%
Net increase / (decrease) in cash and cash equivalents	$(2,353)	$(1,267)	(1,086)	85.75%

Cash Flows Used in Operating Activities

Net cash used in operating activities was $10,785,000 for the six months ended June 30, 2024, reflecting a net loss of $26,363,000 and non-cash adjustments of $14,828,000, which primarily consisted of finance expenses related to convertible loans and warrants in an amount of $8,628,000, issuance of shares in an amount of $2,160,000 and share-based payments in an amount of $1,956,000. In addition, changes in asset and liability items in the six months ended June 30, 2024 were $908, which was primarily affected by an increase in other accounts payable in the amount of $2,634,000 and a decrease in trade payables in an amount of $1,755,000.

Net cash used in operating activities was $12,583,000 for the six months ended June 30, 2023, reflecting a net loss of $(64,486,000) and a non-cash adjustments of $41,129,000, which primarily consisted of transaction costs related to the SPAC merger in an amount of $12,311,000, share-based payments in an amount of $4,472, goodwill impairment in an amount of $3,702,000 and depreciation and amortization in an amount of $6,117,000. In addition, changes in asset and liability items in the six months ended June 30, 2023 were $11,111,000, which was primarily affected by a decrease in trade receivables in an amount of $9,229 and an increase in other accounts payable in the amount of $6,584,000.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $432,000 for the six months ended June 30, 2024, compared with $263,000 for the six months ended June 30, 2023, resulting in an increase of $168,000. The increase was primarily attributed to BST loan granting in an amount of $895,000 and offset by withdrawal from restricted bank deposits in an amount of $421,000.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities primarily relate to proceeds from issuance of shares and short-term credits from banks and government grants, which have been used to fund working capital and for general corporate purposes.

Net cash provided by financing activities was $8,961,000 for the six months ended June 30, 2024, compared with $10,521,000 for the six months ended June 30, 2023, resulting in a decrease of $1,559,000. The decrease was primarily due to an acquisition of a newly consolidated subsidiary in an amount of $6,767,000, offset by an increase in the issuance of shares in an amount of $3,372,000 and an increase in the exercise of options and warrants in an amount of $2,820,000.

HUB Mizrahi Loans

On July 6, 2020, Comsec Distribution Ltd. entered into a credit agreement (the “Comsec Distribution Term Loan”) with Bank Mizrahi. The Comsec Distribution Term Loan provided for an NIS 5 million (approximately $1.4 million) term loan maturing on June 20, 2026. The principal amount of the Comsec Distribution Term Loan is repaid in monthly installments with the final payment aligning with the maturity date. As of June 30, 2024, the remaining principal amount on the Comsec Distribution Term Loan was $712,000.

On September 1, 2021, Comsec Ltd. entered into a credit agreement (the “Comsec Ltd. Term Loan”) with Bank Mizrahi. The Comsec Ltd. Term Loan provides for an NIS 6 million (approximately $1.7 million) term loan maturing on September 10, 2024. The principal amount of the Comsec Ltd. Term Loan is repaid in quarterly installments with the final payment aligning with the maturity date. The Comsec Ltd. Term Loan bears annual interest of Prime (Bank of Israel intrabank plus 1.5%) + 1.95%. As of June 30, 2024, the remaining principal amount is $802,000.

Additionally, in September 2021, Comsec Ltd. received a loan from Bank Mizrahi with an original principal amount of NIS 980,000 (approximately $278,000). The loan bears interest annually at Prime (Bank of Israel intrabank) + 1.5%. As of June 30, 2024 the remaining principal amount on the Comsec Ltd. Term Loan was $73,000.

On September 22, 2022, Comsec Distribution Ltd. entered into a credit agreement (the “Comsec Distribution Revolver” and together with the Comsec Distribution Term Loan and the Comsec Ltd. Term Loan, the “Mizrahi Loans”) with Bank Mizrahi. The Comsec Distribution Revolver provides a revolving credit line of NIS 24.63 million (approximately $6.7 million) maturing on September 9, 2023. In addition, Comsec Consulting Limited, another of our subsidiaries obtained an NIS 8 million credit line, which is fully drawn as of the date of filing of this Report.

On November 16, 2021, HUB entered into a settlement agreement with Bank Mizrahi (“Mizrahi Settlement”) after HUB failed to comply with a pre-existing financial covenant which required positive EBITDA. The Mizrahi Settlement governs the Mizrahi Loans and requires that (i) the combined principal of the Mizrahi Loans divided by HUB’s EBITDA will not exceed 3.5, (ii) HUB accounts receivable divided by the Mizrahi Revolver will exceed 1.20, (iii) HUB will deposit with Bank Mizrahi HUB Shares with a gross value of NIS 9.35 million as of November 16, 2021 to serve as collateral for the Mizrahi Loans and (iv) HUB will deposit NIS 10 million with Bank Mizrahi to serve as collateral for the Mizrahi Loans.

In July 2023, Bank Mizrahi agreed to waive existing defaults and suspend enforcement of the annual EBITDA financial covenant for 2022. In September 2023, Bank Mizrahi collected an amount of NIS 2.3 million from the NIS 10 million deposit which served as collateral for the Mizrahi Loans and in November 2023, Bank Mizrahi collected the remaining NIS 7.7 million balance of the NIS 10 million collateral deposit.

In December 2024, Comsec Ltd. and Bank Mizrahi entered into a debt settlement agreement concerning the restructuring of the overall outstanding debt of Comsec Distribution Ltd, or the Mizrahi Debt Settlement Agreement. Pursuant to the Mizrahi Debt Settlement Agreement, the parties agreed that the outstanding debt amount of NIS 23 million will be repaid over 24 months with quarterly installments, commencing on June 30, 2025. Interest will accrue at a rate of Prime (Bank of Israel intrabank plus 1.5%) plus 3.25%. In addition, Bank Mizrahi agreed to waive any claims or objections regarding the debts, interest rates, or associated banking charges. Bank Mizrahi reserves the right to demand immediate repayment if the debtors breach the Mizrahi Debt Settlement Agreement or if significant events occur that cast doubt on the debtors’ ability to meet obligations.

Qpoint Loan Agreement

On September 28, 2023, we completed a non-recourse loan transaction pursuant to a loan agreement (the “Qpoint Loan Agreement”) with Qpoint Technologies Ltd., an Israeli company (“Qpoint”), of which we held 46.52% of the outstanding shares and the effective control until our acquisition of all of the outstanding shares of Qpoint not otherwise held by us in March 2024 (the “Qpoint Acquisition”). Pursuant to the Qpoint Loan Agreement, (i) Qpoint agreed to lend us an amount equal to NIS 3.5 million (approximately $900,000) and to extend the date by which we are required to pay Qpoint an amount equal to NIS 6.5 million (approximately $1.7 million) in outstanding obligations, from August 15, 2023 to February 28, 2024 (the “Repayment Date”) and (ii) the Company agreed to pay Qpoint a loan installation fee of NIS 300,000 (approximately $80,000) (the “Qpoint Loan”).

The Qpoint Loan bears interest at an annual rate of 11% until paid in full, provided that in the event the payments under the Qpoint Loan as set forth in the Loan Agreement are not timely made, the Loan will bear interest at an annual rate of 15% until paid in full.

Pursuant to the Qpoint Loan Agreement, the parties also agreed that for a period of nine months following the date of repayment of the Qpoint Loan, the parties will not take any action in furtherance of the (i) appointment of a new chief executive officer in Qpoint, (ii) distribution of dividends by Qpoint, (iii) receipt of credit or investments by Qpoint, or (iv) issuance or pledge of shares by Qpoint or its subsidiaries. The Qpoint Loan was secured by the shares held by HUB in various Qpoint entities.

In April 2024, in connection with HUB’s acquisition of the outstanding shares of the Qpoint entities that it did not own at that time, HUB repaid the Qpoint Loan in full.

Financings

March-June 2024 Financing Transaction

In March-June 2024, the Company sold to an accredited investor (the “March-June 2024 Investor”), in a series of unregistered private transactions, notes (the “March-June 2024 Notes”) with an aggregate principal amount of $10,000,000, and warrants (the “March-June 2024 Warrants”) pursuant to a Securities Purchase Agreement entered into with the March-June 2024 Investor (the “March-June 2024 Purchase Agreement”). The Company’s acquisition of QPoint was partially funded by proceeds the Company received pursuant to the March-June 2024 Purchase Agreement.

The loan amount under the March-June 2024 Notes is repayable by the Company on the earlier of (i) August 10, 2024 with respect to 40% of the loan amount and September 24, 2024 with respect to the remaining 60% of the loan amount, or (ii) five (5) business days following the closing of a financing in the Company of at least $25,000,000. The principal amount under the March-June 2024 Notes carries a variable interest rate based on the date of repayment as follows: (a) with respect to $8,000,000 of the principal amount, (i) for the principal amount repaid on or prior to May 12, 2024, 7%, (ii) for the principal amount repaid following May 12, 2024 and on or prior to June 12, 2024, a rate between 7% and 8.5% of such principal amount computed by adding to 7% the result obtained by multiplying 1.5 by the quotient of the number of days elapsed in such period until (and including) the repayment date divided by the number of days in such period, and (iii) for the principal amount repaid following June 12, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following June 12, 2024 and ending on the repayment date; and (b) with respect to $2,000,000 of the principal amount, (i) for the principal amount repaid on or prior to September 24, 2024, 10%, and (ii) for the principal amount repaid following September 24, 2024, 10% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following September 24, 2024 and ending on the repayment date. As of the date of this report, the Company has not repaid any Principal Amount of the loan.

If the March-June 2024 Notes are not repaid prior to the applicable maturity date, the March-June 2024 Investor may convert the applicable portion of the outstanding loan amount into the Company’s ordinary shares at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.50. The loan amount is secured by a pledge on the shares of the Qpoint group. Additionally, for so long as the loan amount under the March-June 2024 Notes is outstanding, the Company has undertaken to cause the Qpoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

The March-June 2024 Warrants issued under the March-June 2024 Purchase Agreement are exercisable as follows: (i) March-June 2024 Warrants exercisable into 4,444,444 ordinary shares are exercisable at an exercise price equal to $0.70 per share until March 12, 2027, (ii) March-June 2024 Warrants exercisable into 4,000,000 ordinary shares are exercisable at an exercise price equal to $0.70 per share until April 3, 2027, (iii) March-June 2024 Warrants exercisable into 1,000,000 ordinary shares are exercisable at an exercise price equal to $0.50 per share until June 26, 2027 and (iv) March-June 2024 Warrants exercisable into 2,000,000 ordinary shares are exercisable at an exercise price equal to $0.70 per share until June 26, 2027.

The conversion of the March-June 2024 Notes and the exercise of the March- June 2024 Warrants will be limited to the extent that, upon the conversion or exercise, the March- June 2024 Investor and its affiliates would in aggregate beneficially own more than 4.99% of the ordinary shares.

2023-2024 Investment by Accredited Investors

In November and December 2023, the Company entered into Securities Purchase Agreements (the “First 2023-2024 Accreditor Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “First 2023-2024 Accreditor Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $3,100,000 (the “First 2023-2024 Accreditor Investor Notes”), and warrants exercisable into one ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the First 2023-2024 Accreditor Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “First 2023-2024 Accreditor Investor Warrants”).

The aggregate principal amount of the First 2023-2024 Accreditor Investor Notes was convertible into our ordinary shares at a rate of the lower of (i) $2.50 and (ii) the product of 75% multiplied by the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $1.50. The First 2023-2024 Accreditor Investor Notes did not bear interest and were repayable on the three-month anniversary of their issuance, subject to earlier conversion by the First 2023-2024 Accreditor Investors. The First 2023-2024 Accreditor Investors had the right to convert the First 2023-2024 Accreditor Investors Convertible Notes, in whole or in part, at any time following their issuance.

In March 2024, the Company entered into Securities Purchase Agreements (the “Second 2023-2024 Accreditor Investor SPAs”) providing for the sale by the Company to certain accredited investors (the “Second 2023-2024 Accreditor Investors” and together with the First 2023-2024 Accreditor Investors, the “2023-2024 Accreditor Investors”), in unregistered private transactions, of convertible notes with an aggregate principal amount of $550,000 (the “Second 2023-2024 Accreditor Investor Notes”), and warrants exercisable into between 0.50 and one ordinary share for each ordinary share issuable to the Investors upon the conversion of the principal amount of the Second 2023-2024 Accreditor Investor Notes, assuming conversion on the respective issuance dates of the Notes (the “Second 2023-2024 Accreditor Investor Warrants” and together with the First 2023-2024 Accreditor Investor Warrants, the “2023-2024 Accreditor Investor Warrants”).

The aggregate principal amount of the Second 2023-2024 Accreditor Investor Notes is convertible into our ordinary shares at a rate equal to the arithmetic average of the volume-weighted average price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate would not be lower than $1.50. The Second 2023-2024 Accreditor Investor Notes do not bear interest and are repayable on March 14, 2027, subject to earlier conversion by the Second 2023-2024 Accreditor Investors. The Second 2023-2024 Accreditor Investors have the right to convert the Second 2023-2024 Accreditor Investors Convertible Notes, in whole or in part, at any time following their issuance.

As of the date of this Report, each of the First 2023-2024 Accreditor Investors has converted the First 2023-2024 Accreditor Investor Notes into our ordinary shares, pursuant to which conversions we have issued 1,816,885 ordinary shares at a weighted average exercise price of $1.71

Pursuant to the First 2023-2024 Accreditor Investor SPAs, we have issued First 2023-2024 Accreditor Investor Warrants which are exercisable into 1,679,592 ordinary shares. The First 2023-2024 Accreditor Investor Warrants are exercisable until January 1, 2027 for an exercise price equal to the closing price of the ordinary shares as of the respective issuance dates of the First 2023-2024 Accreditor Investor Warrants and have a weighted average exercise price of $2.33. Pursuant to the Second 2023-2024 Accreditor Investor SPAs, we have issued Second 2023-2024 Accreditor Investor Warrants which are exercisable into 200,000 ordinary shares. The Second 2023-2024 Accreditor Investor Warrants are exercisable until September 14, 2025 for an exercise price of $1.50. The exercise of the 2023-2024 Accreditor Investor Warrants will be limited to the extent that, upon their exercise, a 2023-2024 Accreditor Investor and its affiliates would in the aggregate beneficially own more than 4.99% of our ordinary shares.

Shayna Loans

On each of February 23, 2023, June 11, 2023 and July 7, 2023, we entered into Convertible Loan Agreements (together the “Shayna Loan Agreements”) with Shayna LP, a Cayman Islands company (“Shayna”), in the amounts of NIS 10 million (approximately $2.8 million), NIS 5 million (approximately $1.4 million) and NIS 1.85 million (approximately $500,000) respectively (each a “Shayna Loan and, together, the “Shayna Loans”). The Shayna Loans will not bear interest unless the Company defaults in making certain payments under the Shayna Loans. In the event that the Company defaults on certain payments under the Shayna Loans, then Shayna Loans will bear interest at an annual rate of 8% until paid in full.

Following an amendment that we entered into with Shayna on August 17, 2023, the Shayna Loans will each be convertible at the option of Shayna at a conversion price equal to a $2.00.

Under the first Shayna Loan Agreement, the Company agreed to issue to the lender warrants to purchase a number of ordinary shares, equal to an amount of shares converted by the lender (in the event that the lender elects to convert a portion of the loan), at an exercise price equal to the conversion price determined pursuant to the first Shayna Loan Agreement, which is 35% lower than the average price of Company’s ordinary shares in the five trading days preceding a conversion notice . The warrants will be exercisable for 36 months from the signing date of the first Shayna Loan Agreement. Under the second Shayna Loan Agreement, the exercise price was amended to be equal to the conversion rate under the second Shayna Loan Agreement, which is 40% lower than the average price of Company’s ordinary shares in the (a) five trading days preceding a conversion notice, or (b) the five trading days preceding the signing date of the second Shayna Loan Agreement, whichever is lower. The expiration date was also amended to be 24 months from the date of issuance of such warrant. Under the third Shayna Loan Agreement, the exercise price was changed to be equal to the conversion rate under the third Shayna Loan Agreement, which is : 40% lower than the average price of Company’s ordinary shares in the (a) five trading days preceding a conversion notice, or (b) the five trading days preceding the date of the Company Board of Directors meeting which took place on July 8, 2023, whichever is lower.

Pursuant to the Shayna Loan Agreements, we agreed to file a registration statement on Form F-1 (the “Registration Statement”) to register (i) the shares issuable upon conversion of the Shayna Loans; (ii) any warrants issuable under the Shayna Loan Agreements and (iii) the shares issuable upon exercisable of the warrants to be issued under the Shayna Loan Agreements, no later than 7 days following the filing our annual report for the fiscal year ended December 31, 2022. We also agreed to make every effort and take all the necessary actions so that the aforementioned registration statement will be declared effective by the SEC as early as possible after its submission to the SEC and in order for it to remain effective until all shares held by Shayna are sold or freely tradable under Rule 144 without giving effect to volume or manner of sale limitations. We will bear all the costs associated with such registration.

In addition, Shayna will not be allowed to convert the Shayna Loans, and we will not issue shares in respect of a conversion notice, if the conversion would require the approval of our shareholders in accordance with section 270(5) and section 274 of the Companies Law, and this conversion and allocation will be postponed to the earliest date given in accordance with section 270(5) and Article 274 of the Companies Law.

If, at any point following the conversion of the Loans, Shayna were to own 7% or more of our issued and outstanding shares, Shayna will be entitled to require us, to register for resale all of the Company’s shares for resale by Shayna, as well as ordinary shares that may be allocated upon exercising warrants, which Shayna will be entitled to as a result of the conversion of the Loans, on Form F-1 or Form F-3, as applicable, within 21 days after receiving a written notice from Shayna. Additionally, pursuant to the Shayna Loan Agreements, Shayna will be entitled to standard “piggyback registration rights” in any case that we submit a registration document to the SEC to register our shares for sale by us or any other party and will also be entitled to participate in any sale of shares under that registration statement.

In connection with the Shayna Loans, we agreed to pay commission totaling NIS 467,500 (approximately $125,000) to an affiliate entity of Shayna. In addition, commencing on August 10, 2023, the Company agreed to pay to Shayna a consulting fee equal to $95,900 per month (plus value added tax) in 12 equal monthly payments, totaling $1,150,800 for advisory services to be provided pursuant to the Shayna Loan Agreements. We also agreed to pay a commission equal to NIS 375,000 (approximately $105,000) together with warrants to purchase our ordinary shares having a value equal to NIS 375,000 upon the date of grant to A-Labs Finance and Advisory Ltd. (“A-Labs”).

Both loans were classified as short-term loans due to violation of the financial covenants in which the Company had to register the ordinary shares subject to the loan agreements within a period of 90 days of execution, however the Company failed to file such registration statements within such time periods.

In order to guarantee Shayna’s rights under the Shayna Loans and to receive the brokerage and consulting fees set forth above, each of Vizerion Ltd., A-Labs and Uzi Moskovich (together the “Pledgors”), agreed to pledge all shares and warrants of the Company held by them in favor of Shayna. If the Company fails to register the shares issuable upon conversion of the Shayna Loans within 90 days of the signing of the Shayna Loan Agreements, then Shayna may, at its sole option, foreclose on the shares, in proportion the holding of each of the Pledgors, in exchange for assigning Shayna’s rights according to the Shayna Loan Agreement to the Pledgors for the allocation of shares in the same number that was exercised by Shayna, and all other rights of Shayna under the Shayna Loan Agreements will remain in effect. If the registration of the shares is completed and Shayna is paid in full for the consulting fee noted above, the pledges on the shares will be canceled.

On December 28, 2023, Shayna and Pey Capital Pte Ltd. (“Pey”) entered into an agreement, whereby Shayna agreed to transfer all of its rights and obligations pursuant to the Shayna Loan Agreements to Pey, except for the Advisory Payments referred to above, in exchange for $1.5 million. This agreement was subsequently canceled.

Amendments to Shayna Loans

Pursuant to an agreement dated March 3, 2024 between Shayna and Akina Holding Limited (“Akina”), most of the rights of Shayna under the Shayna Loan Agreements were assigned to Akina. Thereafter, in March-May 2024, the Company made several amendments to the Shayna Loan Agreements involving Shayna and Akina.

On March 31, 2024, the Company entered into the first amendment with Shayna and Akina, pursuant to which Shayna and Akina are entitled to convert the Shayna Loans into a total of 5,129,375 ordinary shares, based on an agreed USD/NIS exchange rate of NIS 3.65 and a conversion price of $0.90 per share. Under this amendment, Akina will receive 3,897,455 ordinary shares, while Shayna will receive 1,231,920 ordinary shares. Additionally, warrants have been issued for the purchase of the same number of ordinary shares at an exercise price of $0.90 per share, with Akina entitled to 3,897,455 shares and Shayna entitled to 1,231,920 shares. Furthermore, a customary clause limits the beneficial ownership of both Shayna and Akina to 4.99% of the Company’s outstanding ordinary shares.

On April 18, 2024, the Company entered into the second amendment with Shayna and Akina, pursuant to which if Akina defaults on its payment installments to Shayna, Shayna will have the right to assume all of Akina’s conversion rights under the Shayna Loan Agreements. Upon receiving written notice of such default from Shayna, the Company is required to allocate the outstanding Shayna Loan amounts to Shayna, provided that no judicial injunction is issued within seven days. This allocation will take place upon receipt of a written conversion notice from Shayna.

On May 9, 2024, the Company entered into the third amendment with Shayna and Akina, pursuant to which a cash payment of $1,150,800 for Shayna’s consulting services under the Convertible Loan Agreements was converted into 1,278,666 ordinary shares of the Company, calculated at a price of $0.90 per share. Additionally, Shayna was issued a warrant to purchase 1,278,666 ordinary shares of the Company at an exercise price of $0.80 per share, with an exercise period of six months.

Lind Financing

On May 4, 2023, we entered into a Securities Purchase Agreement (the “Lind SPA”) with Lind Global Asset Management VI LLC, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together, “Lind”). Pursuant to the Lind SPA, the Company agreed to issue to Lind up to two (2) secured convertible promissory notes in three tranches (the “Lind Notes” and each a “Lind Note”) for gross proceeds of up to $16,000,000 and warrants (the “Lind Warrants” and each a “Lind Warrant”) to purchase the Company’s ordinary shares (the “Transaction”).

The closings of the Transaction (the “Closings and each a “Closing”) occured in tranches (each a “Tranche”): the Closing of the first Tranche (the “First Closing”) occurred on May 8, 2023 and consisted of the issuance and sale to Lind of a Lind Note with a purchase price of $6,000,000 a principal amount of $7,200,000 and the issuance to Lind of Lind Warrants to acquire 2,458,210 ordinary shares. The purchase price for the initial Lind Note consisted of two separate funding amounts. At the closing the initial funding amount of $4,500,000 was received by the Company and the funding of the remaining $1,500,000 (the “Second Funding Amount”) was to expected occur within two (2) Business Days following the filing by the Company of its annual report on Form 20-F for the year ended December 31, 2022, under the original conditions of the Lind SPA (see details regarding amendments to the Lind SPA below). Upon the funding of the Second Funding Amount, the Company was expected issue additional Lind Warrants to Lind based on the Second Funding Amount.

So long as no Event of Default has occurred under the Lind Note sold at the First Closing, the second closing (the “Second Closing) was expected to consist of the issuance and sale to Lind of a Lind Note with a purchase price of $10,000,000 and a principal amount of $12,000,000, and the issuance to Lind of additional Lind Warrants to acquire ordinary shares. The Second Closing was expected to occur, under the original conditions of the Lind SPA, sixty (60) days following the effectiveness of the Registration Statement, as such term is defined below. The Second Closing is subject to certain conditions precedent as set forth in the Lind SPA. Pursuant to the Lind SPA, upon the payment of each funding amount, the Company agreed to pay Lind a commitment fee (the “Commitment Fee”) in an amount equal to 3.5% of the applicable funding amount being funded by Lind at the applicable Closing. As of today, the second closing has not yet occurred

The amount of Lind Warrants to be issued upon the occurrence of the Second Funding Amount and in the Second Closing was expected to be equal to 1/3 times the applicable purchase price of the Lind Notes divided by the lower of (i) $0.6102 and (ii) the closing price of the Company’s ordinary shares on the trading day before the applicable closing date, under the original terms of the Lind SPA.

Pursuant to the Lind SPA, we agreed to file a registration statement on Form F-1 (the “Registration Statement”) no later than 30 days from entry into the Lind SPA to register the ordinary shares issuable upon conversion of the Lind Note and the ordinary shares issuable upon the exercise of the Lind Warrants (the “Lind Shares”). Additionally, the Company agreed that if the Company at any time determines to file a registration statement under the Securities Act to register the offer and sale, by the Company, of ordinary shares (other than on Form F-4 or Form S-8, an at-the-market offering, or a registration of securities solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), the Company will, as soon as reasonably practicable, give written notice to Lind of its intention to so register the offer and sale of ordinary shares. Within 5 business days of the Company’s delivery of any such notice to Lind, Lind may request that the Company include in such registration any Lind Shares that are not already registered or that may not be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale.

The Lind Note issued under the Lind SPA in the First Closing has a maturity date of May 8, 2025, and the Lind Note issued under the Lind SPA in the Second Closing was expected to have a maturity date of 2 years from the date of issuance (the “Maturity Date”).

Beginning on the date that is the earlier of (1) the Registration Statement being declared effective and (2) 120 days from the issuance date of each Lind Note, the Company shall repay the Lind Note in twelve (12) consecutive monthly installments, on such date and each one (1) month anniversary thereof (each, a “Payment Date” and collectively the “Monthly Payments”) an amount equal to $600,000 (the “Repayment Amount”), with the option of Lind to increase one Monthly Payment up to $1,500,000 by providing written notice to the Company. The Company has the option to make the Monthly Payments (i) in cash in the amount equal to the product of Repayment Amount multiplied by 1.05 (ii) (ii) ordinary share, or (iii) a combination of cash and ordinary shares. The amount of ordinary shares to be issued upon repayment shall be calculate by dividing the Repayment Amount being paid in ordinary shares by the Repayment Share Price. The “Repayment Share Price” will be equal to ninety percent (90)% of the average of the lowest five (5) consecutive daily VWAPs during the twenty (20) Trading Days prior to the Payment Date. Unless waived in writing in advance by Lind, the Company may not make payments in ordinary shares unless such shares (A) may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale, or (B) are registered for resale under the Securities Act and the registration statement is in effect and lawfully usable to effect immediate sales of such shares by Lind.

Each Lind Note to be issued will be convertible at the option of Lind at a conversion price equal to the lower of (i) $0.9763 and (ii) 1.6 times the closing price of the Company’s ordinary shares on the trading day before the applicable closing date (the “Conversion Price”). Upon the occurrence and during the continuance of an Event of Default (as defined in the Lind Note) Lind shall have the option to convert the Lind Note at the lower of (i) the then-current Conversion Price and (ii) eighty-percent (80)% of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to delivery of the applicable notice of conversion. The Conversion Price is also subject to certain adjustments as set forth in the Lind Note.

The Lind Note will not bear interest other than in the event that if certain payments under the Lind Note as set forth therein are not timely made, the Lind Note will bear interest at the rate of 2% per month (prorated for partial months) until paid in full. The Company will have the right to prepay the Lind Note under the terms set forth therein.

The Company shall have the right to prepay all, but not less than all, of the applicable Lind Note following the date that is sixty (60) days after the earlier to occur of (a) the date the Registration Statement is declared effective by the SEC or (b) the date that any shares issued pursuant to the applicable Lind Note may be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale at an amount equal to the outstanding principal amount of the Lind Note multiplied by 1.05.

Pursuant to the Lind Note, the Company agreed that in the event that, at any time following the First Closing, the Company or its subsidiaries, issue any debt, including any subordinated debt or convertible or any equity interests, other than Exempted Securities, as such term is defined in the Lind SPA, in one or more transactions for aggregate proceeds of more than $10,000,000 of cash proceeds being received by the Company, unless otherwise waived in writing by and at the discretion of Lind, the Company will immediately utilize 20% of the proceeds of such issuance to repay the Lind Notes issued to Lind pursuant to the Lind SPA, until there remains no outstanding and unconverted principal amount due.

Lind will not have the right to convert the portion of the Lind Note or exercise the portion of the Lind Warrant, if Lind together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% if Lind already owns greater than 4.99)% of the number of ordinary shares outstanding immediately after giving effect to such conversion or exercise.

On August 24, 2023, we and Lind entered into an amendment (the “August 2023 Lind Amendment”) to the Lind SPA, the Lind Note and the Lind Warrants pursuant to which we agreed to amend the definition of “First Funding Amount” in the Lind SPA such that Lind would fund us with $1 million, less the Commitment Fee, immediately upon execution of the August 2023 Lind Amendment. In addition, Lind agreed to provide us with an additional $500,000, less the Commitment Fee, within five (5) business days following our providing written confirmation to Lind that we have filed the Registration Statement to register the ordinary shares issuable upon conversion of the Lind Note and the ordinary shares issuable upon the exercise of the Lind Warrants and that there is no ongoing Event of Default or that no event of default will occur as a result of such additional funding.

As consideration for the amendments to the First Funding Amount in the August 2023 Lind Amendment, we agreed to amend the Lind Note and increase the principal amount of the Lind Note from $7.2 million to $9 million. Additionally, we agreed to amend the conversion price of the Lind Note to $0.45. Further, as consideration for the August 2023 Lind Amendment, we agreed to amend the Lind Warrants and issue to Lind additional warrants to purchase 2,541,790 of our ordinary shares bringing the total amount of shares that can be purchased under the Lind Warrant to 5,000,000 ordinary shares. We also agreed to amend the exercise price of the Lind Warrant to $0.45 per ordinary share.

In connection with the additional $1 million funding pursuant to the August 2023 Lind Amendment, we agreed issue to Lind a new warrant to purchase 2,500,000 ordinary shares with an exercise price of $0.45 per ordinary share and under the same terms and conditions as the Lind Warrant. Finally, in the event that the Registration Statement is filed and we receive the additional $500,000 funding amount, we agreed to issue to Lind a new warrant to purchase a number of ordinary shares equal to $500,000 divided by the closing price of our ordinary shares on the date prior to the filing of the Registration Statement, at an exercise price equal to 1.25 multiplied by the average of the daily volume weighted average prices during the five (5) trading days prior to the filing of the Registration Statement, and under the same terms and conditions as the Lind Warrant.

On November 28, 2023, we and Lind entered into an additional amendment (the “November 2023 Lind Amendment”) to the Lind SPA, the Lind Note and the Lind Warrants pursuant to which we agreed to further amend the definition of “First Funding Amount” in the Lind SPA such that Lind would fund us with an additional $500,000 in cash immediately upon execution of the November 2023 Lind Amendment. Pursuant to the November 2023 Lind Amendment. We also agreed to amend the definitions of “Second Funding Amount” and “Second Principal Amount” in the Lind SPA to decrease such amount from $10.0 million to $9.5 million and from $12.0 million to $11.4 million, respectively.

As consideration for the amendment to the First Funding Amount in the November 2023 Lind Amendment, we agreed to amend the Lind Note and increase the principal amount of the Lind Note from $9.0 million to $9.6 million. Additionally, we agreed to amend the conversion price of the Lind Note from $0.45 to $0.35. Further, as consideration for the November 2023 Lind Amendment, we agreed to amend the Lind Warrants and issue to Lind additional warrants to purchase 1,428,572 of our ordinary shares, bringing the total amount of shares that can be purchased under the Lind Warrants to 8,928,572 ordinary shares. We also agreed to amend the exercise price of the Lind Warrant from $0.45 per ordinary share to $0.35 per ordinary share. Finally, we agreed to file a registration statement (or amend an existing registration statement) no later than 15 days from entry into the November 2023 Lind Amendment to register the ordinary shares issuable upon conversion of the Lind Note and the ordinary shares issuable upon the exercise of the Lind Warrants.

Lind currently claims that we are in default under the outstanding Lind Convertible Note and Lind Agreement due to our alleged failure to file a registration statement within 30 days of the entry into the Lind Agreement and have such registration statement declared effective within 90 days of our entry into the Lind Agreement, as well as for certain issuances we made in contravention of the Lind Agreement (including the entry into the Shayna Loan Agreements). As a result of this claimed default it is uncertain when, if at all, we may be able to receive the additional amounts called for under the Lind Agreement as part of the Second Closing. They are expected to convert after a registration statement is filed by us, which we filed after the filing of the Annual Report.

Dominion Equity Line of Credit

On March 28, 2023 (the “Effective Date”), we and Dominion Capital LLC and its affiliates (together, “Dominion”) entered into an Equity Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company, may, but is not required to, issue up to $100,000,000 of the Company’s ordinary shares to Dominion over the course of 36 months from the Effective Date.

As consideration for Dominion’s purchase commitment, the Company issued to Dominion 1,000,000 (100,000 post the reverse split) of its ordinary shares on the Effective Date (the “Commitment Shares”). The Commitment Shares were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and Dominion has agreed not to sell or transfer the Commitment Shares for a period of six (6) months following the Effective Date. Dominion had previously claimed that it has advanced to the Company $2.5 million as an upfront commitment under the ELOC (the “ELOC Upfront Commitment”) upon closing of the Business Combination. Upon a draw-down of the equity line by the Company, 50% of such draw down must be used to first repay the ELOC Upfront Commitment. The Company never filed an F1 to register this ELOC.

The Purchase Agreement contains certain registration rights, pursuant to which the Company agreed to file a registration statement within 45 days of the Effective Date to register the Commitment Shares and other ordinary shares to be issued to Dominion pursuant to the Purchase Agreement (the “Dominion Registration Statement”).

Following the Effective Date, subject to certain conditions (including the effectiveness of the Dominion Registration Statement), the Company has the right, but not the obligation, on any business day selected by the Company (the “Purchase Date”), to notify Dominion (an “Advance Notice”) and require Dominion to purchase an amount of ordinary shares equal to the lesser of: (i) an amount equal to fifteen percent (15)% of the aggregate Daily Traded Volume of Ordinary Shares on the Nasdaq Global Market for the ten (10) Trading Days immediately preceding such notice date and (ii) $5,000,000. The purchase price for regular purchases (the “Purchase Price”) shall be equal to 96% of the average daily volume weighted average price of the Company’s ordinary shares during the five days prior to submission of an Advance Notice. Advance Notices must be received by the Dominion by 8:30 a.m. EST on a Trading Day. Advance Notices can be submitted no more than once per any given calendar week. However, subject to the satisfaction of the conditions under the Purchase Agreement, the Company may deliver Advance Notices from time to time, provided that it delivered all shares relating to all prior Advance Notices. The Parties may mutually agree to increase the number of ordinary shares sold to Dominion pursuant to an Advance Notice.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse share split or other similar transaction occurring during the business days used to compute the Purchase Price.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions, indemnification and termination provisions. Sales under the Purchase Agreement may commence only after certain conditions have been satisfied, which conditions include the effectiveness of the Dominion Registration Statement covering the ordinary shares issued or to be sold by the Company to Dominion under the Purchase Agreement, the filing with the Nasdaq Stock Market of a Listing of Additional Shares notification with respect to the shares and Nasdaq having raised no objection to the consummation of transactions contemplated under the Purchase Agreement, and the receipt by Dominion of a customary opinion of counsel and other certificates and closing documents.

The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty, by giving five trading days’ notice to Dominion to terminate the Purchase Agreement provided that (i) there are no outstanding Advance Notices, the Ordinary Shares under which have yet to be issued, and (ii) the Company has paid all amounts owed to Dominion pursuant to the Agreement, including the Up-Front Advance. Dominion has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the ordinary shares of the Company.

Except as set forth herein, there are no limitations on the use of proceeds, financial or business covenants, restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Company may deliver Advance Notices under the Purchase Agreement, subject to market conditions, and in light of its capital needs, from time to time and under the limitations contained in the Purchase Agreement. Any proceeds that the Company receives under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

Secured Promissory Note

In connection with the ELOC, the Company and Dominion entered into a senior secured demand promissory note (the “Secured Promissory Note”) to evidence the Company’s obligation to repay the ELOC Upfront Commitment. The Secured Promissory Note will bear interest at a rate of 10% per annum and is due on demand.

Dominion claims that we are currently in default under the Secured Promissory Note due to our alleged failure to provide security to Dominion under the Secured Promissory Note. Dominion has demanded payment in full of the ELOC Upfront Commitment. We have not made such payment and are currently in discussions with Dominion as to solutions to the dispute.

Convertible Notes

Upon the closing of the Business Combination, agreement the Company entered into two convertible notes agreements (collectively, the “Convertible Notes Agreements”) with A.G.P./Alliance Global Partners (“AGP”), the representative of the underwriters in RNER’s IPO and a stockholder of RNER, and another vendor involved in the Business Combination (the “Vendor”). Pursuant to the Convertible Notes Agreements, AGP purchased convertible notes of and from the Company in an aggregate principal amount of $5,219,319 and the Vendor purchased convertible notes of and from the Company in an aggregate principal amount of $349,319 (each, a “Convertible Notes”). Each Convertible Notes will bear interest at a rate of 6% per annum, has a maturity date of March 1, 2024 and will be convertible for Company Ordinary Shares at AGP’s or the Vendor’s option, as applicable, at any time prior to the respective Convertible Notes being paid in full. The proceeds from the Convertible Notes Agreements were used to pay expenses in connection with the closing of the Business Combination agreement. The loan from AGP wasn’t either paid or converted.

In November 2024, the Company entered into a settlement with AGP to settle AGP’s claims that the Company is in default under the Convertible Notes Agreements, having failed to make the required payments thereunder, and the parties are in a commercial dispute. Convertible Note has a principal amount of $2,500,000 and provides for interest at the rate of 6% per year and default interest at the rate of $18% per year. The Convertible Note provided for amortization payments commencing on June 1, 2023, with final maturity on March 1, 2024. The obligations under the Convertible Note (excluding the conversion feature) were recorded in the Company’s balance sheet as of June 30, 2024 at approximately $5,200,000.

The Company and AGP entered into an amended and restated note dated as of November 22, 2024 (the “Amended Note”), which contemplates that AGP will convert $250,000 of the principal amount in each of seven 30-day periods, up to an aggregate amount of $1.8 million (but the first conversion can be $320,000 and final conversion $230,000). Upon each conversion, 1/7 of the excess debt above $1.8 million will be cancelled. Upon conversion of the full $1,800,000 million, the Amended Note will be extinguished. If $1,800,000 million is not converted by May 30, 2025, the terms of the Convertible Note will again apply, unless otherwise agreed by the parties. The Amended Note contains a conversion price equal to 93% of the prevailing market price, subject to a $0.40 floor. However, the floor price may be adjusted downward after three months if the market price falls below the floor price.

A-Labs Loan

On January 16, 2023, we entered into a loan agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”), pursuant to which A-Labs agreed to issue us a $1,000,000 principal amount note for gross proceeds of $900,000 (the “A-Labs Loan”). The principal amount A-Labs Loan is due to be repaid in one repayment on January 16, 2026 (the Maturity Date”) (36 months from the execution of the A-Labs Loan). The A-Labs Loan bears interest at 12% per annum and interest became payable quarterly commencing on April 1, 2023 until the Maturity Date. Overdue payments will accrue interest in arrears at the rate of 18% per annum from the relevant payment date until such payment is made.

In order to secure the repayment under the A-Labs Loan, we committed to apply to the within two (2) business days from receipt of the A-Labs Loan, to register a floating lien in favor of A-Labs on certain of our assets.

A-Labs currently claims that we are in default under the A-Labs Loan, having failed to make the required quarterly interest payments thereunder or timely provide a lien on our assets in favor of A-Labs with the Registrar of Companies. We are currently in discussions with A-Labs as to solutions to cure the claimed defaults and anticipate curing the defaults following the filing of this Report.

BST Loan

We entered into a Loan and Security Agreement with Blackswan Technologies, Inc., a Delaware corporation (“BST”), with an effective date of December 4, 2023 (the “BST Loan Agreement”). Under the BST Loan Agreement, we may make, at our sole discretion, cash advances to BST, from time to time, until June 30, 2024, in an aggregate principal amount of up to $6,000,000.

The principal amounts we lend to BST under the BST Loan Agreement accrue interest at a fixed rate per annum equal to fifteen percent (15%) and are repayable on January 1, 2025, provided that BST has the right to prepay the any outstanding loan amounts upon at least two days prior notice. Upon the occurrence of certain customary events of default, any outstanding loan amounts are immediately repayable and overdue obligation will carry interest at a fixed rate per annum equal to eighteen percent (18%).

As a continuing security for the full and punctual payment and performance when due (whether at stated maturity, acceleration or otherwise) of BST’s obligations under the BST Loan Agreement, each of BST and its subsidiary, Blackswan Technologies Gmbh, a German company (“BST Germany”), granted us a first ranking fixed charge and pledge in all of the rights and interests of BST, BST Germany and their subsidiaries (i) under any agreements entered into by any of them following the effective date of the BST Loan Agreement and any rights to receive proceeds thereunder and (ii) in any Intellectual Property.

As of the date of this Report, we made cash advances in an aggregate amount of $2,600,000 million to BST under the BST Loan Agreement.

November 2024 Financing Transaction

In November 2024, the Company entered into another agreement with Mr. Tamas Gottdiener for the sale in an unregistered private transaction, of a note (the “Gottdiener Note”) with an aggregate principal amount of $1,000,000 and a warrant (the “Gottdiener Warrant”).

The Gottdiener Note is repayable by the Company on November 29, 2024. The principal amount under the Gottdiener Note carries a variable interest rate based on the date of repayment as follows: (i) for the principal amount repaid on or prior to November 29, 2024, 8.5% of the principal amount of the Gottdiener Note, and (ii) for the principal amount repaid following November 29, 2024, 8.5% of such principal amount plus 15% per annum, on the basis of the actual number of days elapsed commencing from the date following November 29, 2024 and ending on the repayment date.

If the Gottdiener Note is not repaid prior to the maturity date, the Mr. Gottdiener may convert any portion of the outstanding principal amount into the Company’s ordinary shares y at a rate equal to the arithmetic average of the closing price of the ordinary shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.50. The Gottdiener Note is secured pari passu by a first-priority pledge on the shares of the Qpoint Group, which pledge also secures the loan amount under previously issued notes to the Investor.

The Gottdiener Warrant is exercisable into 1,500,000 ordinary shares at a of $0.55 per share, until November 5, 2027.

The conversion of the Gottdiener Note and the exercise of the Gottdiener Warrant will be limited to the extent that, upon the conversion or exercise, the Investor and his affiliates would in aggregate beneficially own more than 4.99% of the Company’s ordinary shares.

Claymore Capital Financings

In November 2024, Claymore Capital PTY Ltd. (“Claymore”) agreed to extend a loan to the Company in the amount of $500,000. The loan accrues interest at the rate of 10% of the principal amount. The loan is repayable upon the closing of the Company’s next financing. If the loan is not repaid by December 17, 2024, the interest rate will increase by 5% of the principal amount each week until it is repaid.

In addition, in November 2024 and December, Claymore and investors introduced by Claymore made follow-on investments on the terms of the August 2024 financing in the aggregate amount of $1,100,000 in exchange for convertible notes and warrants.

The convertible notes have an aggregate principal amount of $1,331,000 (due to original issue discount), are unsecured, have a term of two years and do not accrue interest. They are convertible into ordinary shares of the Company at any time at the option of the holder of each note at a price of $0.70, subject to adjustment in certain circumstances, including dilutive issuances, but no lower than $0.50.

The warrants to purchase an aggregate of 1,571,431 ordinary shares are exercisable for a period of three years at an exercise price of $1.00 per share. In the event that the conversion price of the note is reduced, the exercise price of the warrant will be reduced proportionately.

The conversion of the convertible notes and the exercise of the warrants are limited to the extent that, upon conversion or exercise, the holder and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s outstanding ordinary shares.

Claymore’s placement fees for the foregoing follow-on investments amounted to $77,000 in cash, 1,100,000 ordinary shares and a warrant to purchase 366,667 ordinary shares on the same terms of the investors’ warrants.

In addition, in December 2024, Claymore and investors introduced by Claymore loaned us an aggregate of $1,112,500 in exchange for notes and warrants.

The notes have an aggregate principal amount of $1,236,111 (due to original issue discount), are unsecured, and do not accrue interest. However, in the event that the note has not been repaid by the maturity date, interest will accrue at a rate of 5% per month. The notes are repayable at the earlier of (i) the six-month anniversary of the issuance of the note or (ii) five business days following the closing of a financing of at least $10,000,000 or the sale of our Qpoint subsidiary. If the notes are not repaid by the maturity date, they will be convertible at a conversion price at 20% below the arithmetic average of the closing market prices per share of the ordinary shares in the five trading days prior to the maturity date, but not less than $0.50. If the notes are not repaid by March 31, 2025, the holders thereof will be entitled to receive collateral to secure the notes.

The warrants to purchase an aggregate of 1,112,500 ordinary shares are exercisable for a period of three years at an exercise price of $0.50 per share. In the event that the conversion price of the note is reduced, the exercise price of the warrant will be reduced proportionately.

The conversion of the notes and the exercise of the warrants are limited to the extent that, upon conversion or exercise, the holder and its affiliates would in the aggregate beneficially own more than 4.99% of the Company’s outstanding ordinary shares.

Claymore’s placement fees for the foregoing investments was a warrant to purchase 1,112,500 ordinary shares on the terms of the investors’ warrants.

Debt Arrangement with Comsec Creditors

On March 24, 2024, we entered into a debt settlement agreement (the “Debt Settlement Agreement”) with certain creditors of Comsec. Comsec’s total liabilities are equal to approximately NIS 55.0 million (approximately $14.8 million) divided between different groups of creditors with different priorities, which is covered by a guarantee by us of up to NIS 50.0 million (approximately $13.4 million). Pursuant to the Debt Settlement Agreement, we agreed with one of Comsec’s creditors to pay NIS 13.656 million (approximately $3.7 million) in accordance with the following payment schedule:

(i)	NIS 5.0 million (approximately $1.3 million) to be paid no later than April 7, 2024

(ii)	NIS 4.328 million (approximately $1.2 million) to be paid no later than paid May 15, 2024

(iii)	NIS 4,328 million (approximately $1.2 million) to be paid no later than July 15, 2024

As of the date of this Report, we have paid the first two installments, but we did not pay the third installment on time. As a result, in October 2024, Comsec’s creditor’s petitioned the court and received permission to foreclose on certain of the Company’s and Comsec’s funds held by third parties and at the bank accounts of the Company and of Comsec. As of the date of this Report, an amount NIS 1.338 million (approximately $0.368 million) was obtained by the vendor by the approved petition.

December 2024 Financing

On December 30, 2024, we entered into a Loan Agreement with J.J. Astor & Co. (“Astor”) pursuant to which Astor agreed to loan us $2,200,000 in consideration for a promissory note in the principal amount of $2,750,000 (the “December 2024 Note”). After fees and expenses, the net proceeds of the loan are expected to be $2,087,000. The December 2024 Note is payable in 40 weekly installments of $68,750 each in cash or registered ordinary shares, at our election. The December 2024 Note will not accrue interest (unless there is an event of default).

We are entitled to prepay the December 2024 Note at any time, with declining discounts for prepayment within 30, 60 or 90 days. Upon an event of default, the outstanding principal amount will increase to 110% of the outstanding principal amount, plus interest thereon at the rate of 16% per annum. The December 2024 Note will be convertible by Astor following an event of default.

The conversion price of the December 2024 Note is 80% of the average of the four lowest VWAP prices for the 20 trading days prior to conversion but not lower than the 20% of the average of the four lowest VWAP prices for the 20 trading days prior to the closing date. To the extent that the conversion price is lower than such minimum price, we will be required to pay a make-whole payment.

One-half of the net proceeds of the amount we raise in any subsequent equity financing of less than $5 million will be required to be used to prepay the December 2024 Note, and all of larger equity financings will be required to be used to prepay the December 2024 Note.

We agreed to issue to Astor a five-year warrant to purchase 1,294,118 ordinary shares at an exercise price of $0.85 per share (the “December 2024 Warrant”), subject to adjust in certain circumstances, including dilutive issuances. We undertook to register the shares issuable upon conversion of the December 2024 Note and upon exercise of December 2024 Warrant on our registration statement on Form F-1. If there is no such registration statement in effect, the holder of the December 2024 Warrant will be entitled to exercise on a cashless basis. We could be required to pay liquidated damages of up to 10% of the principal amount of the December 2024 Note if we do not satisfy our obligations under the registration rights agreement on a timely basis. The December 2024 Note and December 2024 Warrant are subject to a limitation that prohibits ownership of more than 4.99% our outstanding share capital at any time.

Each of our subsidiaries agreed to guarantee the December 2024 Note and we and each of our subsidiaries agreed to grant a subordinated pledge over its assets to secure the December 2024 Note, each to become effective following an event of default and receipt of consent from our senior lenders. Failure to obtain such consents will be deemed an event of default under the December 2024 Note.

Quantitative and Qualitative Disclosures of Market Risk

HUB is highly exposed to market risk in the ordinary course of business given its dependency on share issuances for financing transactions. Market risk represents the risk of loss that may impact HUB’s financial position due to adverse changes in financial market prices and rates. HUB’s market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign Currency Exchange Rate Risk

Though HUB operates internationally, its operations are primarily located in Israel and the majority of its expenses are denominated in New Israeli Shekels, or NIS. HUB is subject to fluctuations in foreign currency rates in connection with these arrangements. With respect to its foreign currency exposures as of June 30, 2024, a 2% unfavorable movement in foreign currency exchange rates would have increased its operating loss by approximately 3%.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

HUB’s exposure to the risk of changes in market interest rates relates primarily to HUB’s long-term liabilities with floating interest. This risk is of primary focus to HUB given its current dependency on debt financing and the ability to obtain future debt financing. HUB manages its interest rate risk by seeking to have a balanced portfolio of fixed and variable rate loans.

Legal and Arbitration Proceedings

From time to time, we are and may be subject to various legal proceedings, contingencies and claims that arise in the course of business, including some claims from current or former employees and directors, as well as governmental and other regulatory investigations and proceedings.

There is no pending litigation or proceeding against any of HUB’s office holders as to which indemnification is currently being sought, and, except as described below, HUB is not aware of any pending or threatened litigation, the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition or may result in claims for indemnification by any office holder. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Other than as disclosed in the Annual Report the below is a brief summary of the litigation and other proceedings we are currently facing:

1.	Contract Tender Litigation – On March 29, 2022, two plaintiffs petitioned the District Court in Tel Aviv for certification of a class of plaintiffs in a class action suit against the Company and seven individuals serving as its officers and directors as of such date. The request for certification is based on a delay in HUB’s making a public announcement of the cancellation of a contract tender whose award to HUB had been previously announced. The canceled contract represented revenue to HUB of NIS 800,000 (approximately $250,000) per year, and HUB’s previous announcement stated that the contract tender would have a material effect on its 2022 financial results. HUB was notified of the cancellation of the award of the tender on the afternoon of Wednesday, March 23, 2022, which was the same day that HUB announced its execution of the Business Combination Agreement. HUB reported the cancellation of the award on Sunday, March 27, 2022. The applicable rules of the Tel Aviv Stock Exchange (TASE) and the Israel Securities Authority, require announcements of this kind to be made not later than the trading day following a company’s receipt of the relevant information. Friday is not a trading day on the TASE, so HUB’s report can be said to have been made one day late. The price of HUB’s ordinary shares on the TASE fell by approximately 35% on March 27, 2022.

The plaintiff’s request to the court cites total damages at NIS 229 million (approximately $70 million). On October 20, 2022, the amount claimed was reduced from NIS 229.44 million to NIS 5.44 million (approximately $1.48 million).

On January 30, 2023, the amount requested increased to NIS 64 million. On February 2, 2023, a partial judgment was issued in which the motion to withdraw against the directors was approved, leaving the motion pending against the Company and its former Chief Executive Officer only. The answer to the amended approval request was submitted by September 3, 2023, and the response by the plaintiffs was submitted on October 22, 2023.

Though the Company believes that the request for certification on this claim will be denied by the court, and that it has strong defenses to any class action that may ultimately be allowed to proceed, there can be no assurance that a court will not find the Company liable for significantly greater amounts. At this stage of the proceedings, it is not possible to assess the chances of the application being accepted or rejected in part or in full. A court’s finding of significant liability against us could negatively affect our share price and have a material effect on our business and financial condition. The hearings were conducted on May 22-23, 2024, and at the court’s suggestions a mediator was appointed on June 16, 2024 in order to attempt to reach a settlement between the parties. Two mediation meetings were conducted separately with each party on July 7, 2024 and on July 9, 2024. On August 7, 2024 the appointed mediator announced that the mediation attempt did not yield a settlement. On September 3, 2024 the parties notified the court the mediation attempt has failed. On October 1, 2024, the plaintiffs filed their summaries and the Company is scheduled to file its summaries by December 9, 2024. A provision was recorded in the financial statements at the amount of USD 300,000.

2.	Oppenheimer Suit - On June 12, 2023, Oppenheimer & Co., Inc. (“Oppenheimer”) filed a claim against the Company in the United States District Court for the Southern District of New York alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s business combination with Mount Rainier Acquisition Corp. The complaint alleges that the Company owes Oppenheimer in excess of $12 million (as well as its costs and legal fees associated with the claim) with regards to the business combination, pursuant to a financial advisory agreement entered into by and between Oppenheimer and the Company in December 2021. This case is in discovery phase of litigation. The Company is in discussions with Oppenheimer regarding settlement of this case.

3.	Dominion Capital Suit - In December 2023, Dominion Capital LLC, a sponsor of the SPAC, Mount Rainier Acquisition Corp., sued the Company in a New York State Court alleging that the Company failed to repay $2.5 million that the sponsor allegedly disbursed to the Company pursuant to a promissory note. The sponsor asserts that it is entitled to damages in the amount of the loan principal plus interest and attorneys’ fees. The Company is defending itself vigorously. In the same action, the Company countersued the sponsor alleging various misconduct aimed at harming the Company. The sponsor moved to dismiss the Company’s counterclaim on the grounds that the Company has failed to state a claim against it. The Court granted the sponsor’s motion to dismiss. The Company filed on September 4, 2024 a preliminary notice to the court regarding its intent to appeal, and may file the appeal until March 4, 2025. Dominion filed a motion for summary judgment in the claim on October 4, 2024. The Parties are currently in negotiations to settle the claim.

4.	Dominion Insolvency Petition – On April 10, 2024, Dominion Capital LLC, based upon the lawsuit filed in New York, submitted to the Tel Aviv District Court a petition to declare the Company insolvent. A response by the Company objecting to the petition was filed by the Company on May 26, 2024, and a response to the response was filed by Dominion on June 13, 2024. The preliminary hearing is set for October 14, 2024. On August 26, 2024 Dominion filed a motion for temporary relief, and On September 5, 2024 the court ruled that a response to the motion would be filed by the Company by September 9, 2024 and scheduled a hearing to discuss the motion on September 30, 2024. The court further ruled that the Parties would try to reach a mutual understanding and would notified the court of the results of such an attempt by September 24, 2024. The parties notified the court that negotiations are still in progress, and the court ruled on September 29, 2024 that the parties would notify the court of possible dates for the next court hearings. The Parties are currently in negotiations to settle the claim.

5.	All Ways Gateport Ltd - On November 6, 2023, All Ways Gateport Ltd. submitted to the Tel Aviv District Court a petition to declare the Comsec Distribution Ltd. (a subsidiary of the Company) insolvent due to an paid debt of USD 71,615. As the claim was included in the Comsec Debt Settlement, the claim was dismissed by the mutual consent of the Parties on October 27, 2024.

6.	Tufin Software Technologies Ltd – A similar petition was submitted on December 14, 2023, by Tufin Software Technologies Ltd against Comsec Ltd, (a subsidiary of the Company) and against the Company claiming an unpaid debt of NIS 1,891,799. While the parties were still in discussion to try and reach a settlement, on September 4, 2024 Tufin filed a motion to receive a judgement due to the fact that the respondents did not submit their defense in the claim As Tufin is one of the creditors of Comsec, and is a part to the Debt Settlement Agreement discussed above under the section “Debt Arrangement with Comsec Creditors”, the case is expected to be settled.

7.	The Phoenix Insurance Company Ltd – On October 27, 2024 a claim was filed against Comsec Ltd. for missing social benefits payment to Comsec employees insured by the Phoenix Insurance Company Ltd, in the amount of USD 39,000. The Company is currently studying the claim.

8.	Employee Claims – A few former Israeli employees filed a claim in the Tel Aviv Labor Court:

a.	A former employee filed a claim against Comsec Ltd. (a subsidiary of the Company) in the amount of NIS 846,716 alleging unlawful termination and entitlement to various employment rights, including, but not limited to, unlawful termination compensation, severance pay, advanced notice compensation, and bonuses according to the employment agreement. On December 26, 2023, Comsec submitted its statement of defense, denied, and rejected the plaintiff’s claims and demands. A preliminary hearing occurred on March 13, 2024. The plaintiff filed an affidavit with the court on May 27, 2024 and Comsec submitted an affidavit by September 15, 2024, and a hearing in the claim is scheduled for February 23, 2025. A provision was recorded at amount of USD 112,000.

b.	An additional former Israeli employee filed a claim in the Tel Aviv Labor Court against the Company in the amount of NIS 271,593. The plaintiff alleges that this amount is owed to him due to violation of the employment agreement signed with him. The plaintiff claims a signing bonus that he claims was not paid to him, an unconditional quarterly bonus including social benefits for him, and the registration of 20,000 RSUs in his name, compensation for bad faith and misrepresentation. A preliminary hearing is set for February 2, 2025. A settlement between the Company and the plaintiff was signed at an amount of USD 34,000 on November 7,2024 and a provision at the same amount was recorded in the financial statements for the respective period.

Following the findings of the Special Committee, the Company has also filed a claim against two former employees:

a.	On June 1, 2023, the Company filed a claim against its former Chief of Staff and VP HR and wife of the Company’s former CEO, in the Tel Aviv Labor Court for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On January 2024 a preliminary hearing was held during which the parties agreed that a consent judgment would be given stating that the amounts accumulated in the former employee’s name in the provident funds will not be released to either of the parties or to any third party until a final judgment is rendered in the Company’s claim against the former employee. A judgment was issued in accordance with the parties’ agreements as stated. On February 26, 2024, the Company filed a new claim against the former employee for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On June 26, 2024, the former employee filed her statement of defense. On July 21, 2024, the former employee filed a counterclaim in the amount of NIS 1,268,481. The former employee alleges that this amount is owed to her due to an unlawful termination process carried out against her, which was accompanied by rude behavior, disrespect, and humiliation. In all, the former employee demands the following payments and compensation from the Company: (i) release of severance pay funds accumulated in her favor, (ii) completion of severance pay in the amount of NIS 30,008, (iii) compensation for delayed severance pay, (iv) six months’ advance notice pay amounting to NIS 460,590, (v) compensation for gender discrimination and damage to reputation and good name in the amount of six salaries amounting to NIS 460,590, (vi) compensation for dismissal in bad faith, arbitrarily and without a hearing, and workplace bullying in the amount of NIS 230,295, (vii) an annual bonus of NIS 76,765, and (viii) reimbursement of expenses for a business trip abroad on behalf of Hub amounting to at least NIS 10,233. On November 7, 2024, the Company filed its Statement of Defense. A preliminary hearing is expected to be held on February 23, 2025.

b.	On November 11, 2023, the Company filed a claim against its former CEO in the Tel Aviv Labor Court for a declaratory judgment and an order to release severance pay funds accumulated in provident funds back to the employer. On February 18, 2024, the former employee filed his statement of defense. On June 4, 2024, the Company submitted a request to the court to consolidate the Company’s claim against its former CEO and claim against his wife, the Company’s former Chief of Staff and VP HR described above. Both former employees submitted their response to such request and on June 26, 2024, the court decided that both claims will be handled by a panel of the court but it did not yet decide whether to consolidate the claims. On August 4, 2024, Hub submitted its discovery and inspection affidavit on September 30, 2024.

9.	Israel Securities Authority and the Israel Tax Authority – On September 17, 2024, the Israel Securities Authority and the Israel Tax Authority conducted a search of the Company’s office in the context of investigating former and current officers in connection with suspicions regarding violations of securities, penal and tax laws. To the Company’s best knowledge, the suspicions are related, among other things, to the subject matter of the previously reported internal investigation conducted by the special committee appointed by the Company’s board of directors in April 2023.

Nasdaq Non-Compliance

On July 16, 2024, we received a deficiency notice from Nasdaq informing us that our ordinary shares have failed to comply with the $1.00 minimum bid price required for continued listing under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) based upon the closing bid price of our ordinary shares for the 30 consecutive business days prior to the date of the deficiency notice. The deficiency notice did not result in the immediate delisting of our ordinary shares from Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were given 180 calendar days from, or until January 13, 2025, to regain compliance with the Minimum Bid Price Requirement. If at any time before January 13, 2025, the bid price of our ordinary shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, then Nasdaq will provide written confirmation that we have regained compliance.

In addition, on August 23, 2024 we received a deficiency notice from the staff of the Listing Qualifications department of Nasdaq (the “Staff”) informing us that we are no longer in compliance with Nasdaq Listing Rule 5450(b)(3) (the “Total Assets and Total Revenue Requirement”) because our total assets and total revenue for the most recently completed fiscal year and two of the last three most recently completed fiscal years were each below the minimum $50 million threshold for continued listing on The Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(2)(A), we had 45 calendar days, or until October 7, 2024, to submit a plan to Nasdaq to evidence compliance with Nasdaq’s continued listing criteria (the “Compliance Plan”). On October 9, 2024, we submitted the Compliance Plan to Nasdaq. On December 11, 2024, we received another notice from Nasdaq stating that the Compliance Plan did not evidence our ability to achieve near term compliance with continued listing requirements or sustain such compliance over an extended period of time. Accordingly, we were notified that our securities would be delisted from the Nasdaq Global Market, unless we request a hearing before the Nasdaq Hearings Panel (the “Panel”), which request would stay any further action by the Staff at least until the hearing process concludes. On December 18, 2024, we requested a hearing before the Panel. Our hearing before the Panel has been scheduled for February 6, 2025.

We are considering available options to regain compliance with the continued listing standards. While we are exercising diligent efforts to maintain the listing of our securities on Nasdaq, there can be no assurance that our appeal will be successful or that we will be able to regain or maintain compliance with Nasdaq listing standards.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. HUB will qualify as an “emerging growth company” under the JOBS Act.

HUB is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” HUB chooses to rely on such exemptions it may not be required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the Business Combination or until HUB is no longer an “emerging growth company,” whichever is earlier.